Exhibit 99.2


                                  NEWS RELEASE


Media Contacts:  Christopher Ljungkull              Daryn Teague
                 Legal Research Center             Teague Communications
                 (800) 776-9377 or crl@lrci.com    (661) 297-5292 or
                                                   teaguecomm@aol.com

Legal Research Center Announces
Record Revenues for First Quarter


Minneapolis - May 8, 2001 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the first quarter ended March 31, 2001.

     For the quarter, revenues increased 34 percent to $1,633,871, compared to $1,221,959 for the first quarter of 2000. This was the most successful quarter for sales in the company's history.

     LRC also posted strong earnings in the first quarter, reporting EBITDA earnings (before interest, taxes, depreciation and amortization) of $270,992, or $.11 per share, versus $245,643 for the first quarter of 2000, or $.10 per share. Adjusted for projected 2001 tax expense, LRC's net income was $155,228, or $.06 per share, compared to $232,919, or $.09 per share, for the same period a year ago, reflecting an income tax expense of $106,100 for the quarter ended March 31, 2001, or $.04 per share, compared to no expense for the quarter ended March 31, 2000. The increased tax expense was a result of the Company's reversal of the valuation allowance for deferred tax assets in the fourth quarter of 2000.

     "On behalf of LRC shareholders, we're pleased to have completed our eleventh consecutive quarter of strong earnings," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC.

                                     (more)

Legal Research Center Announces 1Q01 Results
Page Two

     "In three years our revenue has grown 273 percent and consistent profitability has resulted in an increase of nearly 320 percent in shareholders' equity," said Ljungkull. "We benefited from a particularly strong sales performance in the core business of legal research and writing services in the first quarter, and our year-to-date revenues are significantly ahead of internal forecasts. We're optimistic that 2001 will be another stellar year."

     "We are delighted with market receptivity to LRC's online compliance training solution, offered with our partner Integrity Interactive Corporation," said James Seidl, LRC's president. "We recently announced one of many new contracts for online compliance training and expect steady growth in sales of this product-line in the months ahead. This use of the Internet as a delivery system for compliance-related legal research and training is an important vehicle for the future growth of our company."

     Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Based in Minneapolis and founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, Website content creation and online compliance training. LRC's nationally recognized research attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.

                                      # # #

                          (Statements of income follow)